UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 0-11330

A.	Paychex, Inc. 401(k) Incentive Retirement Plan (Full title of the Plan)

B.	Paychex, Inc. 911 Panorama Trail South Rochester, NY 14625 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedules and Exhibits
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: June 25, 2007
PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

(Name of Plan)
/s/ Toby Cherry

Toby Cherry
401(k) Committee Member

Report of Independent Registered Public Accounting Firm
The Plan Committee
Paychex, Inc. 401(k)
Incentive Retirement Plan
Rochester, New York 14625
We have audited the accompanying statements of net assets available for benefits of the Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
May 29, 2007
Cleveland, Ohio

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	December 31,
	2006	2005

Assets

Cash	$3,045	$5,254

Investments (at fair value):
Paychex ESOP Stock Fund	189,000	203,877
American Funds EuroPacific Growth Fund	32,296	—
American Funds Growth Fund of America	36,677	—
Columbia Short Term Bond Fund	4,703	—
Dreyfus Mid Cap Index Fund	1,902	23,509
Dreyfus Small Cap Stock Fund	1,752	—
Fidelity Balanced Fund	28,694	—
Fidelity Freedom Funds 2005-2050	12,399	—
Fidelity Freedom Income Fund	497	—
Fidelity Retirement Money Market Portfolio	32,798	—
Fidelity U.S. Bond Index Fund	18,438	—
Oppenheimer Main Street Small Cap Fund	23,717	—
Spartan International Index Fund	4,746	—
Spartan Total Market Index Fund	1,978	—
Spartan U.S. Equity Index Fund	29,696	—
Van Kampen Growth and Income Fund	21,205	—
Victory Special Value Fund	25,736	—
AIM Basic Value Fund	—	16,855
AIM International Growth Fund	—	20,758
American Funds Balanced Fund	—	25,179
INVESCO 500 Index Fund	—	25,069
Oppenheimer Capital Appreciation Fund	—	29,328
PIMCO Low Duration A Fund	—	3,893
PIMCO Total Return Fund	—	13,449
Premier Portfolio Fund	—	26,674
Royce Low-Priced Stock Fund	—	19,441
Participant loans	10,655	9,478

Total investments	476,889	417,510

Net assets available for benefits	$479,934	$422,764

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	For the Year Ended
	December 31,
	2006	2005

Contributions:
Participant	$34,853	$29,534
Employer, net of forfeitures	9,805	8,513

Total contributions	44,658	38,047

Investment income:
Dividend and interest income	16,997	8,773
Net realized and unrealized appreciation in fair value of investments	23,605	28,442

Total investment income	40,602	37,215

Benefits paid to participants	(28,090)	(26,008)

Change in net assets available for benefits	57,170	49,254

Net assets available for benefits at beginning of year	422,764	373,510

Net assets available for benefits at end of year	$479,934	$422,764

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005
NOTE A. PLAN DESCRIPTION
The following brief description of the Paychex, Inc. (the “Company” or “Paychex”) 401(k) Incentive Retirement Plan (the “Plan” or “Paychex Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document and summary plan description.
General: The Plan is a defined contribution plan qualified under Sections 401(a) of the Internal Revenue Code (the “Code”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions. The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 (“ERISA”).
The Plan was established on July 1, 1984 and was restated in April 2002 to include legislative developments through the Economic Growth and Tax Relief Reconciliation Act of 2001. As part of this restatement, the Plan was amended to operate in part as an employee stock ownership plan (“ESOP”), which is designed to comply with Section 4975(e) and the regulations under the Code. It is not currently intended that the Plan be a leveraged ESOP, although the Plan permits the ESOP to borrow money to purchase ESOP stock if the employer should so elect at some future date. As of December 31, 2006 and 2005, all shares of ESOP stock are allocated to participant accounts. Under this ESOP feature, participants are able to receive dividends on their shares of Paychex common stock in the form of cash or have them reinvested into the Fund.
Plan Amendments: The Plan was amended once in 2006 to allow for early distribution provisions for participants adversely affected by Hurricane Katrina and to eliminate an annuity distribution option to certain participants. This amendment did not have a material effect on net assets or changes in net assets available for benefits.
Plan Administration: The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the “Plan Committee”), which is appointed by the Board of Directors of the Company. As of May 1, 2006, the Plan’s trustee and record keeper became Fidelity Investments (“Fidelity”). Fidelity is also the trustee for the Paychex ESOP Stock Fund. Prior to May 1, 2006, the Plan’s trustee and record keeper was Princeton Retirement Group, previously known as AMVESCAP Retirement Services (“AMVESCAP”) with the Bank of New York as the trustee of the Paychex ESOP Stock Fund. These parties were responsible for the custody and management of the Plan’s assets for the periods noted.
Eligible Employees: All new employees of the Company and its participating subsidiaries are eligible to participate in the salary deferral portion of the Plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution.

NOTE A. PLAN DESCRIPTION (continued)
Contributions: Employees may contribute, on a pre-tax basis, from 1% up to 50% of their compensation through payroll deductions in increments of 1%, subject to the limitations established by the Code. The maximum annual employee contribution to the Plan was $15,000 in 2006 and $14,000 in 2005, respectively. The Plan Committee may establish for any Plan year a contribution percentage limit for highly compensated employees that is less than 50%. Employees may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans or individual retirement accounts. The Company will make a discretionary matching contribution of up to 50% of the first 6% of eligible pay that an employee contributes to the Plan. The Company may elect to make an additional discretionary contribution to the Plan, but has not done so for the years ended December 31, 2006 and 2005, respectively.
Additionally, participants who are age 50 or older by the end of the calendar year are also allowed to make an additional “catch-up” contribution. This contribution was limited to $5,000 in 2006 and $4,000 in 2005. The “catch-up” contribution is not subject to the Company matching contribution.
Vesting: Participants are fully vested as to their elective contributions and rollover contributions as well as any earnings or losses on them. Employees are fully vested with respect to Company matching contributions upon completion of 1,000 hours of service per year for three calendar years, disability, death, or attainment of retirement age, which is age 65. Within the ESOP, dividends received are fully vested, regardless of years of service.
Participant Accounts: The trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals. The investments under the Plan are 100% participant-directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds, including the Paychex ESOP Stock Fund, are not restricted, with the exception of certain restricted trading periods for individuals designated as insiders as specified in the Paychex Insider Trading Policy. The Company matching contributions follow the same fund elections as the employee compensation deferrals.
Investment Options: As of December 31, 2006, participants may direct contributions in the following investment options:
•	Paychex ESOP Stock Fund

•	American Funds EuroPacific Growth Fund

•	American Funds Growth Fund of America

•	Columbia Short Term Bond Fund

•	Dreyfus Mid Cap Index Fund

•	Dreyfus Small Cap Stock Fund

•	Fidelity Balanced Fund

•	Fidelity Freedom Funds 2005-2050

•	Fidelity Freedom Income Fund

•	Fidelity Retirement Money Market Portfolio

NOTE A. PLAN DESCRIPTION (continued)
•	Fidelity U.S. Bond Index Fund

•	Oppenheimer Main Street Small Cap Fund

•	Spartan International Index Fund

•	Spartan Total Market Index Fund

•	Spartan U.S. Equity Index Fund

•	Van Kampen Growth and Income Fund

•	Victory Special Value Fund
Participants may choose to change their investment option choices and how their contributions are allocated to each fund chosen at any time. The Plan Committee regularly reviews performance and other key indicators of all investment options and may enter or exit funds at its discretion.
Payment of Benefits: Upon separation from employment, at retirement or reaching the age of 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time.
Forfeited Accounts: Forfeited non-vested assets are used to reduce future employer contributions. Total forfeitures used to reduce employer contributions were approximately $160,000 and $137,000 for 2006 and 2005, respectively. Forfeited balances not yet applied to reduce employer contributions as of December 31, 2006 and 2005, respectively, were not material to the financial statements.
Participant Loans: The Plan allows participants to borrow from a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance, or $50,000 reduced by the highest outstanding loan balance in the previous twelve months. Only one loan may be outstanding at any time. The rate of interest is the prime lending rate plus 1% at the time the loan is disbursed. Payroll deductions are required to repay the principal and interest on the loan within four and one-half years, except for loans used for the purchase of a principal residence, which are required to be repaid within nine and one-half years. Participant loans are subject to a one time non-refundable loan origination fee of $75, and until May 1, 2006, a $10 annual fee for the duration of the loan, which are deducted from the participant’s account.
Voting and Tender Offer Rights on ESOP Stock: Each participant in the Paychex ESOP Stock Fund is entitled to exercise voting rights on shares held in his or her account and also direct the ESOP trustee to tender his or her shares of ESOP Stock if an offer is made to purchase such shares. If the participant does not vote or indicate his or her preference with respect to a tender offer, the trustee will vote participants shares and unallocated shares in the same proportion as the shares for which the trustee has received instructions.
ESOP Stock at Time of Distribution: Under Federal income tax regulations, if ESOP stock should not be readily tradable on an established market at the time of a participant’s distribution, the Company will issue a put option to the participant. The put option allows the participant to sell ESOP stock to the Company at a price that is representative of the fair market value of the stock. If the put option is exercised with respect to ESOP stock distributed as part of a total distribution, then the Company can pay for the purchase with interest over a period not

NOTE A. PLAN DESCRIPTION (continued)
to exceed five years. If the put option is exercised with respect to an installment distribution, then the Company must pay for the purchase within thirty days of the exercise of the option.
Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.
NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).
Administrative Expenses: Administrative expenses of the Plan are paid by the Company. The Company paid approximately $225,000 and $352,000 in 2006 and 2005, respectively, in administrative expenses.
Investment Valuation and Income Recognition: Investments are stated at their approximate fair value based on quoted market prices. Participant loans are valued at the principal amount, which approximates fair value.
Purchases and Sales of Securities: Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses upon the sale of investments are based on their average cost.
Dividend and Interest Income: Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Payment of Benefits: Benefits are recorded when paid.
Contributions: Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.
Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan Committee to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties: The Plan provides for certain investments that are exposed to various risks, such as interest rate risk, credit risk and market volatility risk. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits and of changes in net assets available for benefits.

NOTE C. PARTY-IN-INTEREST TRANSACTIONS
The Plan’s holdings of Paychex common stock qualify as a party-in-interest transaction. Also, all transactions between the Plan and Fidelity, AMVESCAP and the Bank of New York qualify as party-in-interest transactions. As of December 31, 2006, the Plan held 4,781,431 shares of Paychex common stock at a fair market value of $188,999,664. As of December 31, 2005, the Plan held 5,348,769 shares of Paychex common stock at a fair market value of $203,877,219.
NOTE D. INVESTMENTS
The change in fair value of the Plan’s investments, including net realized and unrealized gains and losses, is as follows:

	For the Year Ended
	December 31,
	2006	2005
	(In Thousands)
Paychex ESOP Stock Fund	$8,230	$21,950
American Funds EuroPacific Growth Fund	(44)	—
American Funds Growth Fund of America	72	—
Columbia Short Term Bond Fund	37	—
Dreyfus Mid Cap Index Fund	2,135	1,022
Dreyfus Small Cap Stock Fund	11	—
Fidelity Balanced Fund	(429)	—
Fidelity Freedom Funds 2005-2050	385	—
Fidelity Freedom Income Fund	(4)	—
Fidelity U.S. Bond Index Fund	287	—
Oppenheimer Main Street Small Cap Fund	(1,507)	—
Spartan International Index Fund	245	—
Spartan Total Market Index Fund	72	—
Spartan U.S. Equity Index Fund	2,237	—
Van Kampen Growth and Income Fund	738	—
Victory Special Value Fund	13	—
AIM Basic Value Fund	963	855
AIM International Growth Fund	3,291	2,714
American Funds Balanced Fund	795	(250)
INVESCO 500 Index Fund	1,410	1,131
Oppenheimer Capital Appreciation Fund	1,485	1,128
PIMCO Low Duration A Fund	(35)	(73)
PIMCO Total Return Fund	(268)	(223)
Royce Low-Priced Stock Fund	3,486	188

Net realized and unrealized appreciation in fair value of investments	$23,605	$28,442

NOTE E. TAX STATUS
The Plan received a determination letter from the Internal Revenue Service dated May 17, 2004 stating that the Plan is qualified under Section 401(a) and Section 4975(e) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(SCHEDULE H, LINE 4i— FORM 5500)
PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
EIN-16-1124166
PLAN-0-40436
DECEMBER 31, 2006
(In Thousands)

	Description of Investment Including
Identity of Party	Maturity Date, Rate of Interest,		Current
Involved	Collateral, Par or Maturity Value	Units/Shares	Value

Fidelity*	Cash	—	$3,045

Fidelity*	Paychex, Inc. Common Stock	4,781	189,000

Fidelity*	American Funds EuroPacific Growth Fund	702	32,296
Fidelity*	American Funds Growth Fund of America	1,123	36,677

Fidelity*	Columbia Short Term Bond Fund	480	4,703

Fidelity*	Dreyfus Mid Cap Index Fund	65	1,902
Fidelity*	Dreyfus Small Cap Stock Fund	74	1,752

Fidelity*	Fidelity Balanced Fund	1,477	28,694
Fidelity*	Fidelity Freedom Funds 2005-2050	981	12,399
Fidelity*	Fidelity Freedom Income Fund	43	497
Fidelity*	Fidelity Retirement Money Market Portfolio	32,798	32,798
Fidelity*	Fidelity U.S. Bond Index Fund	1,698	18,438

Fidelity*	Oppenheimer Main Street Small Cap Fund	1,073	23,717

Fidelity*	Spartan International Index Fund	108	4,746
Fidelity*	Spartan Total Market Index Fund	50	1,978
Fidelity*	Spartan U.S. Equity Index Fund	592	29,696

Fidelity*	Van Kampen Growth and Income Fund	960	21,205

Fidelity*	Victory Special Value Fund	1,507	25,736

Participants *	Participant loans **	—	10,655

			$479,934

*	Represents party-in-interest

**	Loans to participants have various maturity dates (interest at 5.0% to 10.5%).